QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
Statement of Combined Fixed Charges and Preference Dividends to Earnings
(dollars in thousands)

	For the three months ended March 31,	For the years ended December 31,
	2003	2002	2001	2000	1999	1998
Income before allocation to minority interests and income from investments in unconsolidated joint ventures	$230	$5,696	$4,447	$15,732	$9,160	$2,903
Plus Fixed Charges:
Interest Expense (includes amortization of finance charges)	4,046	15,378	12,306	11,102	11,115	7,559
Unconsolidated properties' fixed charges	3,240	13,697	10,854	9,132	8,663	8,225
Capitalized interest	378	1,352	3,018	4,457	2,311	1,578

	7,894	36,123	30,625	40,423	31,249	20,265
Plus distributed income of investments in unconsolidated joint ventures	727	11,799	14,922	5,057	7,170	7,022
Less: capitalized interest	(378)	(1,352)	(3,018)	(4,457)	(2,311)	(1,578)

Total Earnings:	8,243	46,570	42,529	41,023	36,108	25,709
Interest expense (including amortization of finance charges)	4,046	15,378	12,306	11,102	11,115	7,559
Unconsolidated properties' fixed charges	3,240	13,697	10,854	9,132	8,663	8,225
Capitalized interest	378	1,352	3,018	4,457	2,311	1,578

Fixed Charges	7,664	30,427	26,178	24,691	22,089	17,362

Total Earnings	5,004	32,873	31,675	31,891	27,445	26,775
Fixed Charges	4,424	17,100	15,324	15,559	13,426	9,137
Earnings to Combined Fixed Charges	1.13	1.92	2.07	2.05	2.04	2.93

QuickLinks

  Exhibit 12.1
PENNSYLVANIA REAL ESTATE INVESTMENT TRUST Statement of Combined Fixed Charges and Preference Dividends to Earnings (dollars in thousands)